UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

EMX Royalty Corp

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29843R100

(CUSIP Number)

February 8, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 6 Pages

CUSIP NO. 29843R100	Page 2 of 6 Pages

CUSIP No. 29843R100
(1) Names of reporting persons	SIM Orphan, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	3,444,014
(6) Shared voting power	0
(7) Sole dispositive power	3,444,014
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	3,444,014
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	3.3%*
(12) Type of reporting person (see instructions)	IA

* Based on a total of 105,189,558 shares outstanding as of November 10, 2021, as provided by the Issuer.

CUSIP NO. 29843R100	Page 3 of 6 Pages

CUSIP No. 29843R100
(1) Names of reporting persons	Paul H. Stephens
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	7,946,436
(6) Shared voting power	3,444,014
(7) Sole dispositive power	7,946,436
(8) Shared dispositive power	3,444,014
(9) Aggregate amount beneficially owned by each reporting person	11,390,450
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	10.8%*
(12) Type of reporting person (see instructions)	IN

* Based on a total of 105,189,558 shares outstanding as of November 10, 2021, as provided by the Issuer.

CUSIP NO. 29843R100	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

EMX Royalty Corp (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

543 Granville Street, Suite 501, Vancouver, British Columbia, Canada V6C 1X8.

Item 2(a).	Name of Persons Filing:

SIM Orphan, LLC (“SIM”) Paul H. Stephens (“Paul Stephens”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each reporting person is 440 Pacific Avenue, San Francisco, CA 94133.

Item 2(c).	Citizenship:

Reference is made to Item 4 of pages 2–5 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).	Title of Class of Securities:
Common Stock, $.001 par value per share.
Item 2(e).	CUSIP Number:
29843R100
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);Page 5 of 6 pages

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

CUSIP NO. 29843R100	Page 5 of 6 Pages

Item 4.

Ownership:

Reference is hereby made to Items 5-9 and 11 of pages 2-5 of this Schedule, which Items are incorporated by reference herein.

The securities to which this Schedule relates (the “Securities”) are owned by certain investment limited partnerships for which SIM serves as general partner and investment manager. SIM, as those investment limited partnerships’ general partner and investment manager, and Paul Stephens as managing member and owner of SIM, may therefore be deemed to beneficially own Securities owned by such investment limited partnerships for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that SIM or Paul Stephens is, for any other purpose, the beneficial owner of any of the Securities, and each of SIM and Paul Stephens disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in item 11 of pages 2-5 was derived from the Quarterly Report published by the Issuer in which the Issuer stated that the number of shares of its common stock outstanding as of November 10, 2021 was 105,189,558 shares.

Item 5.	Ownership of Five Percent or Less of a Class:

SIM Orphan, LLC, one of the Reporting Persons, has ceased to be the beneficial owner of more than five percent of the class of securities reported in this Schedule.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Paul Stephens serves as the managing member of the general partner and investment manager to certain investment limited partnerships that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities. As a result, Paul Stephens is the beneficial owner of more than five percent of the class of securities reported in this Schedule.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 29843R100	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022	SIM Orphan, LLC

	By:	/s/ Paul H. Stephens
Paul H. Stephens
Managing Member